# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tamboran Resources Corporation, CIK 0001997652
CUSIP: 87507T101
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: Tower One, suite 1, level 39, international towers, 100 Barangaroo Ave, Barangaroo NSW, Australia (C3), 2000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001568939

## Reporting persons
- HITE Hedge Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,881,804; sole dispositive power 0; shared dispositive power 2,881,804; aggregate amount beneficially owned 2,881,804 (8.27% of the class)
- HITE Hedge Asset Management LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,881,804; sole dispositive power 0; shared dispositive power 2,881,804; aggregate amount beneficially owned 2,881,804 (8.27% of the class)
- Robert Matthew Niblack: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,881,804; sole dispositive power 0; shared dispositive power 2,881,804; aggregate amount beneficially owned 2,881,804 (8.27% of the class)

## Item 1. Issuer
Name of issuer: Tamboran Resources Corporation
Address of issuer's principal executive offices: Tower One, suite 1, level 39, international towers, 100 Barangaroo Ave, Barangaroo NSW, AUSTRALIA 2000

## Item 2. Person Filing
Name of person filing:
HITE Hedge Asset Management LLC

HITE Hedge Asset Management LP

Robert Matt Niblack
Address of principal business office or, if none, residence: 25 Braintree Hill Office Park, Suite 310 Braintree, MA 02184
Citizenship:
HITE Hedge Asset Management LLC is a Delaware limited liability company

HITE Hedge Asset Management LP is a Delaware limited liability company

Robert Matt Niblack is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2881804
Percent of class: 8.27
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: 2881804
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: 2881804

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HITE Hedge Asset Management LLC: Howard Rubin, COO, CFO, CCO (08/06/2026)
- HITE Hedge Asset Management LP: Matt Niblack, Managing Member (08/06/2026)
- Robert Matthew Niblack: Matt Niblack, Individual (08/06/2026)